EXHIBIT 99.1

         [DRAXIS LOGO]

For Immediate Release
October 30, 2002

DRAXIS to Present at CIBC World Markets
Health Care Conference

MISSISSAUGA, ONTARIO, October 30, 2002—DRAXIS Health Inc. (TSX: DAX; NASDAQ: DRAX) President and CEO, Dr. Martin Barkin, will update investors on recent events and current activities of the Company at the CIBC World Markets' 13th Annual Health Care Conference on Tuesday, November 5, 2002 at 4:30 PM (ET). The conference is being held at The Plaza Hotel in New York City.

The presentation will be webcast live over the Internet and then archived following the event. The audio webcast will be accessible through the Company website at www.draxis.com on the presentation page of the Investors section.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Jerry Ormiston DRAXIS Health Inc. Phone: 877-441-1984 Fax: 905-677-5494	For United States: Gino De Jesus / Dian Griesel, Ph.D. The Investor Relations Group Phone: 212-825-3210 Fax: 212-825-3229